

HR'S PROPOSED ACQUISITION OF HTA: THE WRONG DEAL

JUNE 2022



LEGAL DISCLOSURE

HEALTHCARE REALTY

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings") and are based on publicly available information with respect to Healthcare Realty Trust Incorporated (the "Company" or "HR"), including with respect to its proposed merger with Healthcare Trust of America, Inc. ("HTA"). Land & Buildings recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Land & Buildings' conclusions. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Land & Buildings disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Land & Buildings herein are based on assumptions that Land & Buildings believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Land & Buildings currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Land & Buildings from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Land & Buildings discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Land & Buildings expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Land & Buildings. Although Land & Buildings believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Land & Buildings will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

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PLEASE NOTE: This is NOT a proxy solicitation. Land & Buildings is not asking for your proxy card and cannot accept your proxy card. **Please DO NOT send us your proxy card.** ***Executed proxy cards should be returned according to the Company's instructions.***

TABLE OF CONTENTS



LANDandBUILDINGS

1. EXECUTIVE SUMMARY



 # HTA ACQUISITION: BAD FOR SHAREHOLDERS, GOOD FOR MANAGEMENT

- Land & Buildings intends to vote against Healthcare Realty Trust's (HR) acquisition of Healthcare Trust of America (HTA), as it fails to maximize value for all HR shareholders

- Welltower's offer for HR is 28% higher than the current share price and is in line with the fairness opinions in HR's proxy for its merger with HTA

- HR will have more leverage following the merger and will likely trade at a lower valuation given the lower quality assets and historical trading valuations of HTA

- HR's on-campus portfolio of medical office buildings (MOBs) will be diluted by HTA's off-campus concentration in inferior markets, which generally garners lower valuations

- HR's management team has a poor track record– underperforming its proxy peer group the past 1-, 3-, and 5-year time periods – and there is no compelling reason to see why that would change post merger

- We have spoken to numerous other HR shareholders who plan to vote against the deal and believe it will be difficult to reach the 66.67% threshold necessary for approval at the July 15th Special Meeting

We urge HR shareholders to vote **AGAINST** the proposed merger with HTA at the upcoming Special Meeting

LANDandBUILDINGS

HR BOARD AND MANAGEMENT TOOK JUST 6 DAYS TO EVALUATE AND REJECT WELLTOWER'S OFFER



03/28/2022
HR received a phone call followed by a letter from the CEO of Welltower

03/30/2022
The Board met with HR management to discuss the proposal

04/03/2022
HR Board unanimously rejected Welltower's offer and sent out letter the day after

05/11/2022
Welltower identified itself as "Party F" in the HR merger proxy and outlined why WELL's offer is superior to the HTA merger

06/10/2022
HR filed its joint definitive merger proxy in connection with July 15th Special Meeting for stockholders to approve HTA merger

This proposal included the intent to acquire all fully diluted outstanding shares of HR Common Stock for an all-cash purchase of $31.75 per share and willingness to pay a breakup fee of $163 million

After a second meeting on April 3rd, the HR Board unanimously determined that the proposal was not in the best interest of shareholders

Welltower CEO Shankh Mitra stated he had no intention of going hostile in pursuit of the proposal

HR continues to insist the merger with HTA is the better path...

Source: Company filings

WELLTOWER'S OFFER IS IN LINE WITH FAIRNESS OPINIONS



FAIRNESS OPINIONS VALUE HR AROUND $31, SO WHY NOT TAKE THE DEAL?



Welltower's all cash offer is 28% above HR's current share price and essentially in-line with HR's and HTA's advisor valuations

Source: Company filings; Bloomberg

2. THE FLAWS IN THE PROCESS



THE INADEQUATE PROCESS OF EVALUATING WELL'S OFFER



IT IS HIGHLY TROUBLING THAT HR DID NOT ENGAGE WITH WELLTOWER

- During Welltower's 1Q22 earnings call on May 11, Welltower expressed its disappointment that HR Board and management did not engage with them following submission of Welltower's offer

"Number one, **We're a fair win-win people,** we offer to buy on public information at $31.75 per share plus a breakup fee of $163M… **we believe that our cash offer provided better value to HR shareholders**…"

"Number two, **Welltower always had and always will honor its agreement with third parties** including that with HTA… our NDA with them does not contain a standstill that will apply us to making an offer for HR… **our proposal was expressly conditioned on HR not completing the HTA merger**…"

"Number three, We have never chased a deal, and never will. We buy everything at a price and sell everything at a price. Although **I'm disappointed that HR did not engage with us**… we thought our offer would result into a superior outcome for HR shareholders…"

"Number four, Contrary to what some analysts may have written **this deal would not have been diluted to our senior housing growth**. You don't know what part of equity, debt of joint ventures we might have contemplated for the transaction…"

"Number five, **We're not disappointed nor we are concerned about our grown for senior housing business**, while the contrary… same-store NOI growth [is] expected to meaningfully accelerate in the second half of the year…"

Source: Company filings

LANDandBUILDINGS

9

CONFLICTS OF INTEREST PERMEATE THE PROCESS



HR MANAGEMENT AND BOARD APPEAR TO CHOOSE RETAINING POSITIONS OVER MAXIMIZING VALUE

- Upon consummation of the merger, Todd Meredith will retain his positions as President and CEO and J. Christopher Douglas will retain his positions as EVP and CFO of the combined company. The other current executive officers of HR will also serve in the same capacities

- The executive officers of HR each have employment agreements with HR that will be assumed by HTA through the merger, providing for continued employment in their respective roles by the combined company

- HR CEO Meredith appears to have initiated contact with HTA and was involved extensively in the process, further highlighting his conflicted role in the process

- Indeed, the negotiating process appears to have been focused nearly as much on governance as it was on economics

- Following consummation of the merger, the board of directors will have thirteen members, including all nine current HR Board members, each of whom will have the right to continued director indemnification and insurance coverage

- John Knox Singleton, the current independent chair of the HR Board, will be the chair of the board of directors of the combined company

Management and Board Interests Placed Ahead of HR Shareholder Interests

Source: Company filings



HR HIGHLIGHTED SUPERIOR ASSETS TO HTA PRE-MERGER

ON FEB 22ND, <u>JUST 6 DAYS BEFORE</u> THE MERGER WAS ANNOUNCED, HR HIGHLIGHTED HOW ITS PORTFOLIO IS SUPERIOR TO HTA'S

MOB Portfolio Comparison
% OF TOTAL MOB SF

HR's portfolio is comprised of 85% on-campus/ adjacent assets while HTA's is only 56%. The merger would reduce HR to 68%



HR's portfolio has greater concentration to the top 100 health systems than HTA's portfolio



HR's portfolio has greater concentration to the top 100 MSAs that than HTA's portfolio



HR's same store NOI growth has exceeded HTA's growth



Source: Company filings

HR HIGHLIGHTED OFF-CAMPUS PORTFOLIO SUPERIOR TO HTA...



HR HIGHLIGHTED BETTER MARKETS AND BETTER DEMOGRAPHICS OF HR PORTFOLIO COMPARED TO HTA

Off Campus Portfolio Comparison [1]

HR diluting its portfolio based on its own investing criteria

Sizable, dense and fast growing markets are critical when investing in off campus MOBs.

HR's portfolio is expected to benefit for much stronger demographics than HTA's portfolio

Nearly all of HR's off-campus portfolio is situated in top markets, unlike HTA









…YET HR ASSERTS COMBINED THE VALUATION WILL BE HIGHER

HEALTHCARE REALTY

COMBINED COMPANY WOULD OPERATE LOWER QUALITY PORTFOLIO WITH HIGHER DEBT LEVELS THAN STANDALONE HR

- HR has historically traded at a higher multiple than HTA given HR's higher quality portfolio, asserted by both HR and Wall Street
- Management wants shareholders to believe the combined company will trade at a higher valuation than each has individually
- The combined company would operate with higher leverage than HR standalone (5.4x HR vs. 6-6.5x pro forma)
- HR's on-campus exposure, which trades at better valuations than off-campus, would decline by 17%

Valuation Potential

Based on historical valuation ranges, New HR has the potential to reach attractive price levels before realizing the full growth potential of the combination with HTA.

Percentile	NTM AFFO Multiple	HR Price at AFFO of $1.485/share[1]
75th	23.3	$34.60
50th	21.9	$32.52
25th	20.1	$29.85

Significant valuation expansion required to even exceed WELL's $31.75 cash offer

30x
25x
20x
15x
Historical range since 12/31/13
75th
50th
25th
Today
23.3x
21.9x
20.1x
20.0x
20.4x
19.9x
19.4x
18.3x
18.4x
17.7x
17.5x
16.3x
21.0x
19.8x
17.2x
15.2x
22.7x
19.1x
17.0x
15.5x
27.0x
21.7x
18.2x
16.8x
HR
HTA
DOC
PEAK
VTR
WELL

Source: Company filings

A MELTING ICE CUBE



SINCE THE MERGER WAS ANNOUNCED, HTA'S PERFORMANCE HAS MISSED EXPECTATIONS

- First quarter 2022 earnings miss:
  - FFO missed estimates by 2%
  - Occupancy declined 70bps from a year ago
  - Same store NOI was 210bps worse than HR's 2.9% growth
  - 2022 consensus FFO estimates declined by 1%

- Proceeds of $1.6 billion from asset sales and joint ventures have not closed and may be re-cut or abandoned given deteriorating debt financing market

- The modest earnings accretion HR cited would largely come from operating with more debt – which could be more than offset from declines in HTA's operating performance

> "**Weak 1Q22 Earnings Results Should Add Fuel To The Fire Regarding The Proposed Merger With Healthcare Realty (HR):**
> The poor performance of both HTA and HR stock post the announced stock-for-stock merger agreement (plus $4.82 in a special cash dividend to HTA shareholders) on February 28th suggests HR shareholders are questioning the merits of the transaction. **We believe that weak 1Q22 results from HTA will make HR shareholders question the transaction further...** HTA's operational results have been lagging the medical office building peer group for an extended period of time..."
>
> Credit Suisse – HTA: 1Q22 Earnings Miss; Operating Trends Heading The Wrong Way Ahead of Proposed Merger with Healthcare Realty (HR), 05/05/2022
>
> CREDIT SUISSE

Source: Company filings; Bloomberg





"A Change of Heart

Over the years, HR and HTA have battled for investor interest, each proclaiming superiority to the other. The messaging has now changed to a certain degree to help flavor the combination. For example, ***HR has always pounded the table for on-campus/ adjacent assets, which are currently 85% of the portfolio -- the merger would bring that down to 68%... The optics of HR suddenly being comfortable with 32% of the portfolio being off-campus aren't great (and also paying up for it), but we expect this change of heart to fade with the passage of time...***

...Massive Undertaking

The potential for a few cents of accretion by the end of 2023 tied primarily to G&A savings is not enough to justify the risk being taken*, in our view. It is one thing to make a dilutive purchase of a single asset (i.e., value-add) or a small portfolio that doesn't rival the size of the acquiring company. In this case, HR is absorbing a negative spread for a portfolio that is 50%-60% larger than HR itself. That could make for a very difficult and potentially time-consuming process to produce an appropriate return for shareholders..."*

SMBC Group – Tough Day at the Medical Office; HTA Merger Invites More Questions than Answers, 03/01/2022

3. RISKS AND HISTORY OF UNDERPERFORMANCE





HR MANAGEMENT HAS A HISTORY OF UNDERPERFORMANCE

HEALTHCARE REALTY

UNDER HR LEADERSHIP, SHAREHOLDERS HAVE ENDURED INFERIOR TOTAL RETURNS

- HR's Board and management have a poor track record underperforming their proxy peer group, medical office building REIT peers, REITs, and S&P 500 for the past 1-, 3-, and 5-year time periods
- There is no compelling reason to see why that would change post-merger

Total Shareholder Returns	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Healthcare Realty Trust Inc (NYSE: HR)	-7%	-8%	-16%
Proxy Peers	*18%*	*-2%*	*-14%*
HR Performance vs. Proxy Peers	-25%	-6%	-2%
HR Performance vs. MOB Peers	-21%	-26%	-15%
HR Performance vs. REITs	-38%	-21%	-7%
HR Performance vs. S&P 500	-83%	-50%	-9%

Source: Company Filings; Bloomberg
Note: Data through 6/10/2022; Proxy peers defined as healthcare REITs in the FTSE NAREIT Index; MOB peers defined as DOC & HTA; REIT Index defined as RMSG Index; S&P 500 defined as SPXT Index

LANDandBUILDINGS

 # POOR TRACK RECORD OF DRIVING ACCRETIVE EXTERNAL GROWTH

HR CORE GROWTH SHOULD HAVE TRANSLATED INTO SUPERIOR FFO GROWTH

- In the past five years, HR's same store NOI grew 15%, while FFO only grew 5% likely due to $2.2 billion in dilutive acquisitions
- There is no compelling reason to believe a larger, more expensive acquisition could lead to future growth





Source: Company filings



INDUSTRY MERGERS FINANCED LARGELY WITH STOCK HAVE A POOR TRACK RECORD



PAST STOCK MERGERS HAVE MIXED HISTORIES

- In 2018, Pebblebrook acquired LaSalle largely for stock, turning down an all-cash offer of $33.50 from Blackstone for LaSalle, leaving LaSalle shareholders worse off within a year and today

- Pebblebrook has underperformed its lodging peers over various time periods since announcing the merger

- Both Pebblebrook (the acquirer) and LaSalle (the seller) shareholders are worse off after the merger when compared to the lodging REIT Index

Total Shareholder Returns	1 Year After LHO	3 Years After LHO	Since LHO
Pebblebrook Hotel Trust (NYSE: PEB)	**-25%**	**-39%**	**-40%**
Nareit Lodging Index	*-16%*	*-22%*	*-19%*
PEB Performance vs. Nareit Lodging Index	-9%	-17%	-21%
PEB Performance vs. REITs	-38%	-80%	-62%
PEB Performance vs. S&P 500	-30%	-105%	-85%



Nearly a 30% decline in consideration based on PEB's poor absolute and relative returns since announcing the transaction

Source: Company Filings; Bloomberg
Note: Data since PEB/LHO transaction announcement date of 9/06/2018 through 6/10/2022; REIT Index defined as RMSG Index; S&P 500 defined as SPXT Index

4. MANAGEMENT NOT ACTING IN SHAREHOLDERS' BEST INTERESTS



ANALYST OPINIONS



HR ANALYSTS SQUARELY OPPOSE THE HEAD SCRATCHING MERGER WITH HTA



Green Street
02/28/2022

"…While the deal has strategic merits (i.e., combining similar portfolios and cutting G&A to create a more efficient company), the financial merits are skeptical from an HR shareholder perspective, as the value of estimated synergies do not appear to offset the large upfront transfer of wealth to HTA shareholders. HR's pro-forma leverage after considering joint venture and dispositions will increase ~0.8x to the low-6.0X debt/EBITDA range…"



SMBC
03/01/2022

"…We will see if HR can flip the script over the coming quarters, as investors are currently focused on the deal's minimal accretion potential, higher leverage, and misaligned operating strategies. The clock now restarts for HR to prove out what we would characterize as a bold move aimed at creating a dominant MOB REIT to reignite investor attention to HR stock…"



02/28/2022

"…HTA Agrees to a Strategic Combination with HR to Create Largest MOB REIT, But Is There Value?... While depending on HR's share price, HTA shareholders are set to receive a premium to where the shares traded when deal speculation began in August of last year. However, we think this deal could raise more questions about MOBs than answers… HTA was already the largest MOB REIT…"

Source: Bloomberg

LANDandBUILDINGS



INVESTORS VOTED WITH THEIR FEET AFTER MERGER ANNOUNCEMENT


HEALTHCARE REALTY

HR STOCK HAS MATERIALLY UNDERPERFORMED FOLLOWING THE ANNOUNCEMENT OF THE MERGER



HR shares rebounded 13% in the two days following disclosure of WELL's offer for HR

HR shares fell 11% the day following the announcement of its merger with HTA

HR Stock Price

Source: Company Filings; Bloomberg
Note: Data through 6/10/2022

LAND and BUILDINGS

FOR ADDITIONAL INFORMATION







Dan Zacchei
Longacre Square Partners
dzacchei@longacresquare.com

John Ferguson
Saratoga Proxy Consulting
jferguson@saratogaproxy.com
(212) 257-1311